                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              FORM 11-K - K/A No.1

(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   For the fiscal year ended December 31, 1997


                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE Act of 1934 [NO FEE REQUIRED]


                 For the transition period from ________________

                   Commission file number SEC File No. 2-91561


                  A: DOVER CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                  B:           DOVER CORPORATION
                                 280 Park Avenue
                            New York, New York 10017
                                  212/922-1640


           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION
                       (as required by items no. 1 thru 3)


                                      INDEX


Independent Accountants' Report

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of
                  December 31, 1997 and 1996

         Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1997 and December 31, 1996


         Notes to Financial Statements

Supplemental Schedules:

         Schedule I - Item 27a - Schedule of Assets held for investment purposes as of December 31, 1997.

         Schedule II - Item 27d - Reportable Transactions for the year ended December 31, 1997.

                         Independent Accountants' Report


Pension Committee,
Dover Corporation
Retirement Savings Plan:

We have audited the statements of net assets available for plan benefits of the Dover Corporation Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for each of the years ended December 31, 1997 and 1996, in conformity with general accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules of the Plan as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



NEW YORK, NEW YORK
June 24, 1998

                                                        COOPERS & LYBRAND L.L.P.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997

                                                                                 PARTICIPANT DIRECTED
                                            ----------------------------------------------------------------------------------------


                                                  STOCK             INCOME           EQUITY           GROWTH           BALANCED
                                  TOTAL            FUND              FUND             FUND             FUND              FUND
ASSETS

Investments at fair value
   Common stock
   Dover Corporation         $ 201,346,126     $ 201,346,126    $        --       $        --      $        --      $        --
Common stock funds             102,932,957              --               --          51,317,368       40,649,981             --
Other funds                     77,888,633              --         51,409,898              --               --         20,456,412

Notes receivable from
employees                       17,938,038              --               --                --               --               --
Employer contributions
     receivable                     (8,211)           (8,211)            --                --               --               --

------------------------------------------------------------------------------------------------------------------------------------
Total Assets                 $ 400,097,543     $ 201,337,915    $  51,409,898     $  51,317,368    $  40,649,981    $  20,456,412
====================================================================================================================================


LIABILITIES
Due to (from) other fund     $        --       $     125,286    $    (226,782)    $      23,696    $      15,009    $      49,065
------------------------------------------------------------------------------------------------------------------------------------

Total Liabilities                      --             125,286         (226,782)           23,696           15,009           49,065
------------------------------------------------------------------------------------------------------------------------------------

Net assets available
   for Plan benefits         $ 400,097,543     $ 201,212,629    $  51,636,680     $  51,293,672    $  40,634,972    $  20,407,347
====================================================================================================================================
                                                     *                *                  *                *                *
                                                                               PARTICIPANT DIRECTED
                                            ----------------------------------------------------------------------------------
                                             AIM                                                      HORIZON
                                                                                 ---------------------------------------------
                                LOAN          CONSTELLATION       TEMPLETON          SHORT            MEDIUM            LONG
                                FUND              FUND              FUND             FUND              FUND             FUND
ASSETS

Investments at fair value
   Common stock
   Dover Corporation        $        --      $        --        $        --      $        --      $        --    $          --

Common stock funds                   --          7,445,056          3,520,552             --               --               --
Other funds                          --               --                 --          944,726        2,178,627        2,898,970

Notes receivable from
employees                      17,938,038             --                 --               --
Employer contributions
receivable                           --               --                 --               --               --               --

------------------------------------------------------------------------------------------------------------------------------
Total Assets                $  17,938,038    $   7,445,056      $ 3,520,552    $     944,726    $   2,178,627    $   2,898,970
==============================================================================================================================


LIABILITIES
Due to (from) other fund    $-               $       13,726     $         --   $           --   $           --   $          --
------------------------------------------------------------------------------------------------------------------------------

Total Liabilities                     --             13,726               --               --               --              --
------------------------------------------------------------------------------------------------------------------------------

Net assets available
   for Plan benefits        $  17,938,038    $   7,431,330      $ 3,520,552    $     944,726    $   2,178,627    $   2,898,970
==============================================================================================================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

*THESE INVESTMENTS REPRESENT 5 PERCENT OR MORE OF THE PLAN'S NET ASSETS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1996

                                                                               PARTICIPATED DIRECTED
                                                ------------------------------------------------------------------------------------


                                                     STOCK               INCOME          EQUITY            GROWTH        BALANCED
                                      TOTAL          FUND                FUND             FUND             FUND            FUND
ASSETS
Investments as fair value
  Common stock
      Dover Corporation          $ 129,129,854    $ 129,129,854     $        --      $        --      $        --     $        --
  Common stock funds                78,195,853             --                --         40,447,074       30,310,820            --
  Other funds                       71,476,120             --          51,861,788             --               --        16,001,229

Notes receivable for employees      15,097,469             --                --               --               --              --

-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                     $ 293,899,296    $ 129,129,854     $  51,861,788    $  40,447,074    $  30,310,820   $  16,001,229
===================================================================================================================================


LIABILITIES
Due to (from) other fund         $        --      $    (119,565)    $     321,830    $     187,268    $     (76,152)  $        --
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                         --           (119,565)          321,830          187,268          (76,152)           --
-----------------------------------------------------------------------------------------------------------------------------------

Net Assets availables
   for Plan benefits             $ 293,899,296    $ 129,249,419     $  51,539,958    $  40,259,806    $  30,386,972   $  16,001,229
===================================================================================================================================
                                                        *                  *                *                *               *
                                                                             PARTICIPATED DIRECTED
                                                -----------------------------------------------------------------------------------
                                                                                                          HORIZON
                                                       AIM                            ---------------------------------------------
                                      LOAN         CONSTELLATION       TEMPLETON           SHORT           MEDIUM          LONG
                                      FUND             FUND              FUND              FUND             FUND           FUND
ASSETS
Investments as fair value
  Common stock
      Dover Corporation          $        --      $        --       $        --       $        --      $        --    $        --
  Common stock funds                      --          5,437,065         2,000,894              --               --             --
  Other funds                             --               --                --             643,234        1,231,571      1,738,298

Notes receivable for employees      15,097,469             --                --                --               --             --

-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                     $  15,097,469    $   5,437,065     $   2,000,894     $     643,234    $   1,231,571  $   1,738,298
===================================================================================================================================


LIABILITIES
Due to (from) other fund         $        --      $     (50,000)    $    (263,381)    $        --      $        --    $        --
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                         --            (50,000)         (263,381)             --               --             --
-----------------------------------------------------------------------------------------------------------------------------------

Net Assets availables
   for Plan benefits             $  15,097,469    $   5,487,065     $   2,264,275     $     643,234    $   1,231,571  $   1,738,298
===================================================================================================================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

*THESE INVESTMENTS REPRESENT 5 PERCENT OR MORE OF THE PLAN'S NET ASSETS.

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                    PARTICIPANT DIRECTED
                                        -----------------------------------------------------------------------------
                                                           STOCK           INCOME          EQUITY          GROWTH
                                            TOTAL           FUND            FUND            FUND            FUND
                                        -------------   -------------   -------------   -------------   -------------
Investment Income:
 Interest                               $   1,269,322   $       6,806   $       4,824   $      11,413   $       5,841
 Dividends                                 15,909,378       1,884,726              --       7,125,891       3,027,766
 Net appreciation (depreciation)
 in fair value of investments              69,713,169      57,766,603       3,059,117       3,188,664       4,793,384
                                        -------------   -------------   -------------   -------------   -------------
                                           86,891,869      59,658,135       3,063,941      10,325,968       7,826,991
                                        -------------   -------------   -------------   -------------   -------------
Contributions:
 Employees                                 23,920,188       8,076,194       3,695,839       3,328,208       3,940,355
 Employer                                   8,207,682       8,207,682              --              --              --
                                        -------------   -------------   -------------   -------------   -------------
                                           32,127,870      16,283,876       3,695,839       3,328,208       3,940,355
                                        -------------   -------------   -------------   -------------   -------------
Net loans to participants                          --      (1,885,565)       (763,288)       (600,403)       (343,577)
Interfund transfers                                --       3,827,907      (2,222,865)     (1,262,083)       (190,296)
Plan merger                                 3,632,915         308,552       1,215,568       1,206,458         255,258
Rollovers                                   1,141,663         432,009          59,731         123,743         293,748
Distribution to participants              (17,596,070)     (6,661,704)     (4,952,204)     (2,088,025)     (1,534,479)
                                        -------------   -------------   -------------   -------------   -------------

Increase in net assets                  -------------   -------------   -------------   -------------   -------------
available for plan benefits               106,198,247      71,963,210          96,722      11,033,866      10,248,000
Net assets available for plan benefits
 Beginning of period                      293,899,296     129,249,419      51,539,958      40,259,806      30,386,972
                                        -------------   -------------   -------------   -------------   -------------

                                        -------------   -------------   -------------   -------------   -------------
 End of period                          $ 400,097,543   $ 201,212,629   $  51,636,680   $  51,293,672   $  40,634,972
                                        =============   =============   =============   =============   =============

                                                                       PARTICIPANT DIRECTED
                                         -----------------------------------------------------------------------------
                                                                              AIM                          HORIZON
                                           BALANCED          LOAN        CONSTELLATION     TEMPLETON        SHORT
                                             FUND            FUND             FUND           FUND            FUND
                                         -------------   -------------   -------------   -------------   -------------
Investment Income:
 Interest                                $       3,843   $   1,239,362   $      (2,011)  $        (791)  $         (85)
 Dividends                                   2,929,403              --         522,289         419,303              --
 Net appreciation (depreciation)
 in fair value of investments                  265,308              --         203,024        (243,909)        101,666
                                         -------------   -------------   -------------   -------------   -------------
                                             3,198,554       1,239,362         723,302         174,603         101,581
                                         -------------   -------------   -------------   -------------   -------------
Contributions:
 Employees                                   1,696,590              --       1,272,523         626,221         189,561
 Employer                                           --              --              --              --              --
                                         -------------   -------------   -------------   -------------   -------------
                                             1,696,590              --       1,272,523         626,221         189,561
                                         -------------   -------------   -------------   -------------   -------------
Net loans to participants                     (223,779)      3,902,817         (43,333)        (15,399)         (5,679)
Interfund transfers                            (29,161)     (1,246,286)         71,010         439,595         170,153
Plan merger                                    419,828          17,299          69,421          88,605          12,507
Rollovers                                       19,263              --          64,745          37,175           1,175
Distribution to participants                  (675,177)     (1,072,623)       (213,403)        (94,523)       (167,806)
                                         -------------   -------------   -------------   -------------   -------------

Increase in net assets                   -------------   -------------   -------------   -------------   -------------
available for plan benefits                  4,406,118       2,840,569       1,944,265       1,256,277         301,492
Net assets available for plan benefits
 Beginning of period                        16,001,229      15,097,469       5,487,065       2,264,275         643,234
                                         -------------   -------------   -------------   -------------   -------------

                                         -------------   -------------   -------------   -------------   -------------
 End of period                           $  20,407,347   $  17,938,038   $   7,431,330   $   3,520,552   $     944,726
                                         =============   =============   =============   =============   =============

                                              PARTICIPANT DIRECTED
                                          -----------------------------
                                                     HORIZON
                                             MEDIUM            LONG
                                              FUND             FUND
                                          -------------   -------------
Investment Income:
 Interest                                 $          86   $          34
 Dividends                                           --              --
 Net appreciation (depreciation)
 in fair value of investments                   214,973         364,339
                                          -------------   -------------
                                                215,059         364,373
                                          -------------   -------------
Contributions:
 Employees                                      397,595         697,102
 Employer                                            --              --
                                          -------------   -------------
                                                397,595         697,102
                                          -------------   -------------
Net loans to participants                           898         (22,692)
Interfund transfers                             317,101         124,925
Plan merger                                      13,619          25,800
Rollovers                                        13,522          96,552
Distribution to participants                    (10,738)       (125,388)
                                          -------------   -------------

Increase in net assets                    -------------   -------------
available for plan benefits                     947,056       1,160,672
Net assets available for plan benefits
 Beginning of period                          1,231,571       1,738,298
                                          -------------   -------------

                                          -------------   -------------
 End of period                            $   2,178,627   $   2,898,970
                                          =============   =============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                    PARTICIPATED DIRECTED
                                        -----------------------------------------------------------------------------

                                                            STOCK          INCOME          EQUITY          GROWTH
                                            TOTAL            FUND           FUND            FUND            FUND
                                        -------------   -------------   -------------   -------------   -------------
Investment Income:
 Interest                               $   4,256,888   $     436,329   $   2,499,115   $     299,795   $      34,818
 Dividends                                  7,219,046       1,611,025              --       2,663,250       1,162,526
 Net appreciation (depreciation)
 in fair value of investments              43,130,295      33,669,224         448,496       3,762,841       4,348,791
                                        -------------   -------------   -------------   -------------   -------------
                                           54,606,229      35,716,578       2,947,611       6,725,886       5,546,135
                                        -------------   -------------   -------------   -------------   -------------
Contributions:
 Employees                                 18,648,382       6,310,018       3,685,258       3,017,199       3,185,475
 Employer                                   6,624,464       6,624,464              --              --              --
                                        -------------   -------------   -------------   -------------   -------------
                                           25,272,846      12,934,482       3,685,258       3,017,199       3,185,475
                                        -------------   -------------   -------------   -------------   -------------
Net loans to participants                          --      (1,648,271)     (1,225,141)       (742,695)       (440,209)
Interfund transfers                                --      (5,311,626)       (948,170)     (3,719,182)      2,553,308
Plan merger                                21,007,328       1,807,063       9,546,093       7,355,086       1,483,311
Rollovers                                   1,082,669         277,029         241,903         119,889         236,611
Distributions to participants             (17,659,927)     (5,787,028)     (5,792,481)     (2,237,764)     (1,262,719)
                                        -------------   -------------   -------------   -------------   -------------

Increase in net assets                  -------------   -------------   -------------   -------------   -------------
 available for plan benefits               84,309,145      37,988,227       8,455,073      10,518,419      11,301,912
                                        -------------   -------------   -------------   -------------   -------------
Net assets available for plan benefits
 Beginning of period                      209,590,151      91,261,192      43,084,885      29,741,387      19,085,060

 End of period                          $ 293,899,296   $ 129,249,419   $  51,539,958   $  40,259,806   $  30,386,972
                                        =============   =============   =============   =============   =============

                                                                     PARTICIPATED DIRECTED
                                        ------------------------------------------------------------------------------
                                                                              AIM                          HORIZON
                                          BALANCED          LOAN         CONSTELLATION    TEMPLETON         SHORT
                                            FUND            FUND              FUND          FUND            FUND
                                        -------------   -------------   -------------   -------------   -------------
Investment Income:
 Interest                               $       7,295   $     979,310   $         271   $        (158)  $          31
 Dividends                                  1,521,895              --         180,310          80,040              --
 Net appreciation (depreciation)
 in fair value of investments                 436,960              --         114,641         105,119          32,620
                                        -------------   -------------   -------------   -------------   -------------
                                            1,966,150         979,310         295,222         185,001          32,651
                                        -------------   -------------   -------------   -------------   -------------
Contributions:
 Employees                                  1,468,131              --         475,863         167,352          43,874
 Employer                                          --              --              --              --              --
                                        -------------   -------------   -------------   -------------   -------------
                                            1,468,131              --         475,863         167,352          43,874
                                        -------------   -------------   -------------   -------------   -------------
Net loans to participants                    (291,206)      4,424,559         (22,485)        (13,858)          1,318
Interfund transfers                        (1,441,595)       (979,310)      4,721,447       1,953,324         598,534
Plan merger                                   603,887          66,377          61,934          80,636              --
Rollovers                                      83,846              --          58,154          31,460           1,837
Distributions to participants              (1,572,452)       (626,626)       (103,070)       (139,640)        (34,980)
                                        -------------   -------------   -------------   -------------   -------------

Increase in net assets                  -------------   -------------   -------------   -------------   -------------
 available for plan benefits                  816,761       3,864,310       5,487,065       2,264,275         643,234
                                        -------------   -------------   -------------   -------------   -------------
Net assets available for plan benefits
 Beginning of period                       15,184,468      11,233,159              --              --              --

 End of period                          $  16,001,229   $  15,097,469   $   5,487,065   $   2,264,275   $     643,234
                                        =============   =============   =============   =============   =============

                                            PARTICIPATED DIRECTED
                                        -------------------------------
                                                     HORIZON
                                          -----------------------------
                                             MEDIUM            LONG
                                              FUND             FUND
                                          -------------   -------------
Investment Income:
 Interest                                 $        (131)  $         213
 Dividends                                           --              --
 Net appreciation (depreciation)
 in fair value of investments                    84,779         126,824
                                          -------------   -------------
                                                 84,648         127,037
                                          -------------   -------------
Contributions:
 Employees                                      122,645         172,567
 Employer                                            --              --
                                          -------------   -------------
                                                122,645         172,567
                                          -------------   -------------
Net loans to participants                       (19,225)        (22,787)
Interfund transfers                           1,139,235       1,434,035
Plan merger                                       1,868           1,073
Rollovers                                         5,416          26,524
Distributions to participants                  (103,016)           (151)
                                          -------------   -------------

Increase in net assets                    -------------   -------------
 available for plan benefits                  1,231,571       1,738,298
                                          -------------   -------------
Net assets available for plan benefits
 Beginning of period                                 --              --

 End of period                            $   1,231,571   $   1,738,298
                                          =============   =============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

(1)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The accompanying statements, prepared on the accrual basis of accounting, present the net assets available for Plan benefits and changes in net assets available for Plan benefits for the Dover Corporation Retirement Savings Plan (the "Plan"). On January 1, 1996, the plan changed its name from the "Dover Corporation Employee Savings and Investment Plan," to the "Dover Corporation Retirement Savings Plan."

         (b)      Management of Trust Funds

                  American Express Financial Advisors (the "Trustee") has been granted discretionary authority to purchase and sell securities.

                  The Trustee maintains investment funds as follows:

                  -        The Dover Corporation Pooled Stock Account (Stock
                           Fund) is authorized to invest in Dover Corporation common stock and money market funds.

                  -        The American Express Trust Income Fund II (Income
                           Fund) is authorized to invest primarily in insurance and bank investment contracts. About 90% of the investments are made in stable contracts; the remaining 10% are invested in high-quality money market securities.

                  - The IDS Stock Fund (Equity Fund) is authorized to invest mainly in U.S. common stocks and bonds. This is a medium risk fund with medium long-term return potential.

                  - The IDS Mutual Fund (Balanced Fund) is authorized to invest mainly in common and preferred stocks and bonds while it also makes investments in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options.

                  - The IDS New Dimensions Fund (Growth Fund) is authorized to invest mainly in U.S. common stocks and may also invest in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options. This fund has a higher long-term return potential.

                  On January 1, 1996 the number of investment funds was increased by 5 for a total of 10. The five new funds include:

                  - The Templeton Foreign Fund - Class 1 is authorized to invest primarily in stocks and debt obligations of companies and governments outside the United States with the objective of obtaining long-term capital growth.

                  - The Aim Constellation Fund is authorized to invest primarily in common stocks of medium-sized and smaller emerging growth companies with the objective of obtaining capital growth.

                  - The American Express Trust Long-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with an aggressive risk profile appropriate for individuals with long-term time horizons.

                  - The American Express Trust Medium-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a moderately conservative risk profile appropriate for individuals with medium-term time horizons

                  - The American Express Trust Short-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a conservative risk profile appropriate for individuals with short-term time horizons.

                  The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

         (c)      Investments

                  Investments in securities are carried by the Plan at fair values, which are determined by the Trustee, as follows:

                  - Common stock - quotations obtained from National Securities Exchanges; and fixed income and short-term securities (U.S. government obligations, commercial paper, corporate bonds) - stated at market values based upon market quotations obtained from published sources.

                  - Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.

                  -        Dividend income is recorded on the ex-dividend date.
                           Income from other investments is recorded as earned.

         (d)      Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

         (e)      Risks and Uncertainties

                  The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is as least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         (f)      Other

                  The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(2)      The Plan

         The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

         The Plan is a defined contribution plan established to encourage and facilitate systematic retirement savings and investment by eligible employees of Dover Corporation ("Dover").

         Participating units of Dover may participate in (i) the salary reduction and matching contribution portions of the Plan, (ii) the profit-sharing contribution portion of the Plan, or (iii) both. All employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan. Salary reduction contributions to the Plan are voluntary. A participant may elect to exclude from 1% to 18% in whole percentages of his or her compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan.

         The amount contributed is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $150,000 (as adjusted for cost-of-living increases) the amount of compensation that may be taken into account under the Plan. Each participating Dover unit (Employers) made contributions to the Plan on behalf of the Participants employed by it equal to a percentage of the first 6% of earnings included in the Deferred Amount (the "Employer Matching Contribution"). At the discretion of an Employer's Board of Directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of Participants employed on the last day of the year. Basic and additional matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of compensation included in the Deferred Amount. The minimum basic matching contribution is 10% of compensation included in the Deferred Amount. All employer-matching contributions are initially invested in the Stock Fund. Participants are fully vested with respect to amounts attributable to their salary reduction amounts and matching contributions.

         An Employer may elect to make Profit Sharing Contributions for a plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions will be allocated in proportion to the compensation of participants who are employed by that employer and are employees on the last day of the plan year. A participant's Profit-Sharing account vests at the rate of 20% per year of service (except in the case of certain Employers, whose employees' Profit-Sharing Contribution accounts are immediately vested). A participant's Profit-Sharing account becomes fully vested after five years, upon the attainment of age 65 while an employee, in the event of his or her death or permanent disability while an employee, or in the event of a plan termination.

         A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment.

         On October 1, 1995 the Plan was amended to allow for installment distribution payments in the case of fully vested participants who have attained age 55. The Plan does not permit withdrawals during a Participant's active career, other than certain required distributions payable to participants who have attained age 70-1/2.

         A participant who has been active in the Plan for at least twelve months may request a loan from the Plan. Loan requests must be in increments of $500. A maximum of three loans may be outstanding at any one time. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's vested account as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

         Vested Account Balance              Allowable Loan
         ----------------------              --------------
         less than or equal to $100,000      up to 50% of Vested Account Balance
         more than $100,000                  $50,000

         Loans are available for the acquisition of a home, home improvements, medical expenses, education expenses, or other purposes approved by the Plan Administrator.

         Each Participant has the right to direct the entire amount of the Deferred Amount being allocated to his or her Savings Account during a Plan Year to be invested in one or more of the available Investment Funds in multiples of five percent. Each participant has the right at any time to move all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds.

         Each participant has the right to rollover into the plan distributions from other qualified plans or conduit IRA's.

(3)      Federal Income Taxes

         The Plan Administrator has received a tax qualification letter from the Internal Revenue Service, and believes that the Plan continues to qualify under the provisions of Section 401 in the Internal Revenue Code, and that its related trust is exempt from Federal income taxes.

(4)      Administrative Expenses

         Administrative expenses of the Plan have been paid by Dover Corporation, which currently waives its right to have the Plan pay its own expenses.

(5)      Plan Termination

         Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(6)      Plan Merger and Spin-Off

         On January 1, 1997 assets amounting to $1,763,066 were merged into the Plan from the OPW Division Hourly Employees 401(k) Plan. OPW is a division of Dover Corporation. OPW hourly employees began participating in the plan on January 1, 1997.

         On February 1, 1997 assets amounting to $298,181 were merged into the Plan from the Trailmaster 401(k) Savings Plan. Trailmaster Corporation is a wholly owned subsidiary of Dover Corporation. Trailmaster employees began participating in the plan on January 1, 1997.

         On April 1, 1997 assets amounting to $483,108 were merged into the Plan from the Knappco Corporation Retirement Savings Plan. Knappco is a wholly owned subsidiary of Dover Corporation. Knappco employees began participating in the plan on March 1, 1997.

         On December 1, 1996 assets amounting to $1,138,834 were merged into the Plan from the Randell Manufacturing Salaried & Clerical Retirement Plan. Randell Manufacturing, Inc. is a wholly owned subsidiary of Dover Corporation. Randell employees began participating in the plan on December 1, 1996.

         On July 1, 1996 assets amounting to $309,669 were merged into the Plan from the PRC Corporation 401(k) Profit Sharing Plan. PRC Laser is a wholly owned subsidiary of Dover Corporation. PRC Laser employees began participating in the plan on July 1, 1996.

         On July 1, 1996 assets amounting to $3,295,014 were merged into the Plan from the Bernard Welding Retirement Profit Sharing Plan. Bernard International, Inc. is a wholly owned subsidiary of Dover Corporation. Bernard employees, already are participants in the plan, began making profit sharing contributions to the plan on July 1, 1996.

         On June 1, 1996 assets amounting to $334,820 were merged into the Plan from the Hasstech Inc. 401(k) Salary Savings Plan. Hasstech is a wholly owned subsidiary of Dover Corporation. Hasstech employees began participating in the plan on June 1, 1996.

         On January 17, 1996, assets amounting to $3,386,652 were merged into the Plan from the Phoenix Refrigeration Systems, Inc. Money Purchase Plan, the Phoenix Refrigeration Systems, Inc. Profit Sharing Plan, the Phoenix Refrigeration Systems, Inc. 401(k) Retirement Plan, Electrical Distribution Systems, Inc. 401(k) Plan and the Margaux, Inc. Retirement Savings and Profit Sharing Plan. respectively. Margaux and Electrical Distribution Systems Inc., a former subsidiary of Phoenix Refrigeration Systems, have merged into Dover's wholly owned subsidiary, Hill Phoenix, Inc. Hill Phoenix, Inc. employees began participating in the Plan on October 1, 1995.

         On January 8, 1996 assets amounting to $11,040,205 and 40,000 shares of Dover Stock in kind were merged into the Plan from the Chief Savings and Investment Plan. Chief Automotive Systems, Inc. is a wholly owned subsidiary of Dover Corporation. Chief employees began participating in the Plan January 1, 1996.

(7)      Subsequent Events

         On January 1, 1998 assets amounting to $421,161 were merged into the Plan from the Randell Arizona Retirement Plan #1. Randell Arizona is a wholly owned subsidiary of Dover Corporation. Randell Arizona employees began participating in the Plan on January 1, 1998.

         On February 1, 1998 assets amounting to $10,891,978 were merged into the Plan from the Pathway Bellows, Inc Employee Savings Plan. Pathway Bellows is a wholly owned subsidiary of Dover Corporation. Pathway Bellows employees began participating in the Plan on February 1, 1998.

         On May 7, 1998 Dover Corporation announced a plan to spin-off its worldwide elevator business to Dover Corporation's stockholders. The spin-off would result in the worldwide elevator business operating as a stand-alone publicly traded company. (Dover Elevator, Inc.) The spin-off is subject to the receipt of a ruling from the Internal Revenue Service that the transaction will be tax free to Dover Corporation's stockholders. Dover Elevator, Inc. employees had approximately $78 million invested in the Plan at December 31, 1997. This represents approximately 19.5% of total plan assets. Dover Elevator, Inc. currently intends to establish a plan similar to if not exactly like the Dover Plan. Both companies are currently evaluating and developing a spin-off action plan. No formal action plan has been developed.

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
                             EIN: 53-0257888 PN: 030
                                   SCHEDULE G
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997

(a)                       (b)                                                               (c)
                                                                            Description of investment, including
             Identity of issuer, borrower,                              maturity date, rate of interest, collateral,
                lessor or similar party                                            par or maturity value
     Equity Funds:
 *         American Express Financial Advisors                   Stock Fund, 5,497,601 shares
 *         American Express Financial Advisors                   Equity Fund, 4,835,687 shares
 *         American Express Financial Advisors                   Growth Fund,(New Dimensions) 1,703,545 shares
 *         American Express Financial Advisors                   Templeton Fund, 353,824 shares
 *         American Express Financial Advisors                   Aim Constellation, 282,224 shares
     Other Funds:
 *         American Express Financial Advisors                   Balance Fund, (IDS Mutual Fund Y)1,490,123 shares
 *         American Express Financial Advisors                   Income Fund, 2,955,611 shares
 *         American Express Financial Advisors                   Long-Term Horizon, 159,582 shares
 *         American Express Financial Advisors                   Medium-Term Horizon, 132,158 shares
 *         American Express Financial Advisors                   Short-Term Horizon, 66,255 shares
     Loans:
 *          Plan Participant                                     Loan Fund, Interest rate varies from
                                                                 6% to 8%

(a)                       (b)                                   (d)                   (e)

             Identity of issuer, borrower,                                          Current
                lessor or similar party                         Cost                 value
     Equity Funds:
 *         American Express Financial Advisors                79,327,949          201,338,374
 *         American Express Financial Advisors                48,942,456           51,409,627
 *         American Express Financial Advisors                33,697,336           40,649,981
 *         American Express Financial Advisors                 3,701,822            3,520,552
 *         American Express Financial Advisors                 7,289,481            7,445,056
     Other Funds:
 *         American Express Financial Advisors                20,158,121           20,456,412
 *         American Express Financial Advisors                47,601,308           51,409,898
 *         American Express Financial Advisors                 2,500,377            2,898,970
 *         American Express Financial Advisors                 1,905,468            2,178,627
 *         American Express Financial Advisors                   862,557              944,726
     Loans:
 *          Plan Participant                                           0           17,938,038


* Denotes party-in-interest

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
                             EIN: 53-0257888 PN: 030
                                   SCHEDULE G
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

              (a)                                                 (b)          (c)         (d)           (e)        (f)
                                                                                                                  Expenses
          Identity of                                                         Purchase    Selling       Lease   Incurred with
         Party Involved                                       Description      Price       Price       Rental    Transaction
Reporting Criterion I:
Single transaction in excess of
five percent of the current value
of the plan assets.

NONE

Reporting Criterion II:
Series of transactions in other
than securities in excess of five
percent of current value of plan assets:

Participant Loans                                               Loan Fund

Reporting Criterion III:
Series of transactions in securities
in excess of five percent of current
value of plan assets:

Dover Corporation Stock                                        Stock Fund*
  Purchases, 60 transactions                                                   21,774,219
  Sales, 36 transactions                                                                     6,556,327
American Express Financial Advisors - Money Market Fund I      Stock Fund*
  Purchases, 198 transactions                                                  39,516,201
  Sales, 146 transactions                                                                   38,775,542
American Express Financial Advisors - New Dimensions           Growth Fund
  Purchases, 246 transactions                                                  10,301,526
  Sales, 111 transactions                                                                    4,747,310
American Express Financial Advisors - IDS Stock Fund           Equity Fund
  Purchases, 231 transactions                                                  11,779,653
  Sales, 135 transactions                                                                    4,127,477
American Express Financial Advisors - Income Fund II           Income Fund
  Purchases, 105 transactions                                                  21,243,883
  Sales, 141 transactions                                                                   24,824,929

TOTALS                                                                        104,615,482   79,031,585

              (a)                                              (g)         (h)        (i)
          Identity of                                        Cost of     Current    Net Gain
         Party Involved                                       Asset       Value      Loss
Reporting Criterion I:
Single transaction in excess of
five percent of the current value
of the plan assets

NONE

Reporting Criterion II:
Series of transactions in other
than securities in excess of five
percent of current value of plan assets:

Participant Loans                                          16,964,575  16,964,575           0

Reporting Criterion III:
Series of transactions in securities
in excess of five percent of current
value of plan assets:

Dover Corporation Stock
  Purchases, 60 transactions
  Sales, 36 transactions                                                              934,268
American Express Financial Advisors - Money Market Fund I
  Purchases, 198 transactions
  Sales, 146 transactions                                                                   0
American Express Financial Advisors - New Dimensions
  Purchases, 246 transactions
  Sales, 111 transactions                                                             517,897
American Express Financial Advisors - IDS Stock Fund
  Purchases, 231 transactions
  Sales, 135 transactions                                                             389,563
American Express Financial Advisors - Income Fund II
  Purchases, 105 transactions
  Sales, 141 transactions                                                             698,217

TOTALS                                                                              2,539,945

* Note the Stock Fund is comprised of the Money Market Fund and Dover Corporation Stock

Reporting Criterion IV:

Single transactions with one broker that exceeds five percent of current value of plan assets:

NONE

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                         DOVER CORPORATION
                                         RETIREMENT SAVINGS PLAN

Dated: Sept 15, 1998                     By:  /s/  Robert G. Kuhbach
                                              -----------------------
                                               Robert G. Kuhbach, Vice President
                                               and Secretary
                                               and Member Pension Committee
                                               (Plan Administrator)